UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

March 23, 2018

(Date of Report (Date of earliest event reported))

FUNDRISE FOR-SALE HOUSING EFUND – WASHINGTON DC, LLC

(Exact name of registrant as specified in its charter)

Delaware	82-2473725
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Updates to Minor Assets Acquired – March 23, 2018

Single-Family Home Controlled Subsidiaries	Location	Type of property	Date of Acquisition	Purchase Price
N22	Washington, DC	Single-family home	02/23/2018	$546,903
H71	Washington, DC	Single-family home	02/26/2018	$520,021
447	Washington, DC	Single-family home	03/09/2018	$516,941

Acquisition of Controlled Subsidiary Investment – Fundrise eFUND – N22 - Controlled Subsidiary

On February 23, 2018, we directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – N22 - Controlled Subsidiary”), for an initial purchase price of $546,903 which is the initial stated value of our equity interest in the Fundrise eFUND – N22 - Controlled Subsidiary (the “N22 Investment”). The Fundrise eFUND – N22 - Controlled Subsidiary used the proceeds to acquire an existing four-bedroom, one-bathroom, 1,140 square foot home located in the Brookland neighborhood of Washington, DC (the “N22 Property”). The closing of both the N22 Investment and the N22 Property occurred concurrently.

The Fundrise eFUND - N22 - Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the N22 Investment (the “N22 Operative Agreements”), we have full authority for the management of the Fundrise eFUND - N22 - Controlled Subsidiary, including the N22 Property. In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the N22 Investment, paid directly by the Fundrise eFUND - N22 - Controlled Subsidiary.

In addition to the purchase price of $546,903, we anticipate additional hard costs of approximately $10,000 for the planned renovation intended to make the N22 Property tenantable. The business plan then entails renting the property for seven to ten years and selling the property. There can be no assurance that the anticipated completion cost will be achieved.

The N22 Investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket. The Brookland neighborhood is considered to be rapidly gentrifying, as first-time home buyers are priced out of more established neighborhoods.

We believe these strong market fundamentals will continue to make the Brookland submarket a desirable investment location.

Acquisition of Controlled Subsidiary Investment – Fundrise eFUND – H71 - Controlled Subsidiary

On February 26, 2018, we directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – H71 - Controlled Subsidiary”), for an initial purchase price of $520,021 which is the initial stated value of our equity interest in the Fundrise eFUND – H71 - Controlled Subsidiary (the “H71 Investment”). The Fundrise eFUND – H71 - Controlled Subsidiary used the proceeds to acquire an existing five-bedroom, two-bathroom, 1,284 square foot home located in the Brookland neighborhood of Washington, DC (the “H71 Property”). The closing of both the H71 Investment and the H71 Property occurred concurrently.

The Fundrise eFUND - H71 - Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the H71 Investment (the “H71 Operative Agreements”), we have full authority for the management of the Fundrise eFUND - H71 - Controlled Subsidiary, including the H71 Property. In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the H71 Investment, paid directly by the Fundrise eFUND - H71 - Controlled Subsidiary.

In addition to the purchase price of $520,021, we anticipate additional hard costs of approximately $10,000 for the planned renovation intended to make the H71 Property tenantable. The business plan then entails renting the property for seven to ten years and selling the property. There can be no assurance that the anticipated completion cost will be achieved.

The H71 Investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket. The Brookland neighborhood is considered to be rapidly gentrifying, as first-time home buyers are priced out of more established neighborhoods.

We believe these strong market fundamentals will continue to make the Brookland submarket a desirable investment location.

Acquisition of Controlled Subsidiary Investment – Fundrise eFUND – 447 - Controlled Subsidiary

On March 9, 2018, we directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – 447 - Controlled Subsidiary”), for an initial purchase price of $516,941 which is the initial stated value of our equity interest in the Fundrise eFUND – 447 - Controlled Subsidiary (the “447 Investment”). The Fundrise eFUND – 447 - Controlled Subsidiary used the proceeds to acquire an existing three-bedroom, one and a half bathroom, 1,112 square foot home located in the Brightwood neighborhood of Washington, DC (the “447 Property”). The closing of both the 447 Investment and the 447 Property occurred concurrently.

The Fundrise eFUND - 447 - Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the 447 Investment (the “447 Operative Agreements”), we have full authority for the management of the Fundrise eFUND - 447 - Controlled Subsidiary, including the 447 Property. In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the 447 Investment, paid directly by the Fundrise eFUND - 447 - Controlled Subsidiary.

In addition to the purchase price of $516,941, we anticipate additional hard costs of approximately $5,000 for the planned renovation intended to make the 447 Property tenantable. The business plan then entails renting the property for seven to ten years and selling the property. There can be no assurance that the anticipated completion cost will be achieved.

The 447 Investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket. The Brightwood neighborhood is considered to be rapidly gentrifying, as first-time home buyers are priced out of more established neighborhoods.

We believe these strong market fundamentals will continue to make the Brightwood submarket a desirable investment location.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated May 10, 2017, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE FOR-SALE HOUSING EFUND – WASHINGTON DC, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:      March 23, 2018